SHAREHOLDER PROXY RESULTS
At February 21, 2012, a summary report of shares voted by proposal is as follows:

To approve a new investment advisory agreement between MTB Group of Funds, on behalf of each Fund, and Rodney Square Management Corporation (to be renamed Wilmington Funds Management Corporation).

Shares Voted
For 2,817,888,588
Against 10,879,070
Abstain 301,975,843
Broker Non-Vote 537,128,987


To approve a new investment sub-advisory agreement among MTB Group of Funds, on behalf of each Fund, Rodney Square Management Corporation (to be renamed Wilmington Funds Management Corporation) and Wilmington
Trust Investment Advisors, Inc. (formerly known as MTB Investment Advisors,
Inc.).
Shares Voted
For 2,606,529,311
Against 11,647,269
Abstain 302,566,927
Broker Non-Vote 537,128,986